

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Anthony L. Williams
Vice President and Corporate Counsel
Globus Medical, Inc.
Valley Forge Business Center
2560 General Armistead Avenue
Audobon, PA 19403

Re: Globus Medical, Inc.
Registration Statement on Form S-1
Filed March 29, 2012
File No. 333-180426

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;
- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- Your election under Section 107(b) of the Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Summary, page 1

2.   Please add disclosure that briefly explains more clearly the breakdown between and changes in your sources of revenue attributable to fusion and disruptive products, your present heavy reliance on 2 specific product lines identified on page 83 and the fact that your recent growth is primarily attributable to the introduction of new products.

Our Business, page 1

3.   Please revise to remove individual results from prior periods or provide sufficiently detailed information so that an investor is able to fully evaluate the prior period results to the same extent they can evaluate results where you provide full financial statement disclosure. In addition, please avoid the use of compound annual growth rate as it provides limited information about significant short term changes in values measured.

4.   Please provide us with objective, independent support for the statements regarding your "unique and highly efficient" product development throughout. In this regard, tell us how you believe your process differs from that of your competitors.

5.   Throughout your disclosure where you cite industry statistics, please provide us copies of source materials marked to indicate the origin of the disclosure.

The Offering, page 5

6.   Please provide summary disclosure regarding the effects of the reverse stock split referenced on page i, including the stock split ratios, whether the split would apply to both classes of common stock equally, and the impact on your authorized share capital.

Summary Consolidated Financial Data, page 8

7.   We note that the pro forma basic and diluted net income per share data assumes the automatic conversion of all shares of your Series E preferred stock into shares of your Class B common stock and the automatic conversion of all shares of your Class C common stock into shares of your Class A common stock. Please tell us why the pro forma adjusted balance sheet does not include adjustments for these events.

8.   We note the unaudited pro forma net income for the year ended December 31, 2011 of $61.1 million. We also see the reference to footnote (3). Please disclose the nature and amount of adjustments to derive the pro forma net income. Please similarly revise your *Selected Consolidated Financial Data* on page 57. Discuss your consideration of Rule 11-02(b)(6) of Regulation S-X.

Risk Factors, page 12

Pricing pressure from our competitors, page 13

9.   Please revise to clarify the extent to which your products are currently covered by third-party payors. Disclose when the referenced coverage policy changes occurred and quantify the impact and potential impact on you of these or any other pending or recent coverage changes.

We are dependent, page 16

10.   We note your disclosure regarding reliance on a limited number of suppliers. Please file all agreements that are material contracts required to be filed by Item 601 of Regulation S-K. Refer to Item 601(b)(10)(ii)(B).

If we do not enhance our product offerings, page 19

11.   Please expand this or another risk factor to clarify the extent to which you rely upon two lines of products as disclosed in the first paragraph on page 83.

Our medical device products, page 23

12.   We note the last paragraph of this risk factor on page 26, and your February 29, 2012 press release. With a view towards additional risk factor disclosure, please tell us whether you continued to sell your product without 510(k) clearance after the Food and Drug Administration determined that 510(k) clearance was required. If so, please tell us the extent to which these sales could impact your product liability risk, and explain how such sales were consistent with the first sentence of the last risk factor on page 18.

Capitalization, page 52

13.   Please remove the line, *cash and cash equivalents*, from your capitalization table.

14.   We reference the discussion in the second paragraph following the table. Please tell us whether you intend to revise the actual pro forma adjustment shown in the table, and in other disclosures where you provide a similar pro forma adjustment to reflect the automatic conversion of the Series E preferred stock, to reflect the conversion rate based upon the midpoint of the price range of the offering. If not, please explain why.

Dilution, page 55

15.   Please tell us why you have not quantified the dilution that would result assuming the exercise of all outstanding stock options or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 63

16.   We note the increase in cost of goods sold in 2011 was due in part to an increase in inventory reserves and scrap of $5.7 million. Please disclose the significant causes of the increase. Please reconcile the amount with your disclosure on page F-7 regarding the provision for excess and obsolete inventories. Refer to Item 303(A)(3) of Regulation S-K and the related instructions.

Liquidity and Capital Resources, page 67

17.   We note your disclosure that one of your principal liquidity requirements is capital expenditure needs. Please describe in more detail your commitments for capital expenditures as of your last fiscal period and future expected commitments, if known.

18.   Please identify any known trends or uncertainties that are reasonably likely to materially increase or decrease your liquidity. We note, for example, the changes in coverage policies mentioned on page 13, physician-owned distributorships highlighted on page 17, and regulatory reforms referenced on page 33.

Off-Balance Sheet Arrangements, page 69

19.   Please tell us how you determined that your arrangement with the entity discussed in note (1) on page 9 is not an off-balance sheet arrangement as that term is used in Regulation S-K Item 303(a)(4).

Critical Accounting Policies and Estimates

Significant Factors Used in Determining the Fair Value of Our Common Stock, page 72

20.   Please disclose the significant factors that contributed to the decline in the fair value of your common stock in February and July of 2011 and February of 2012. The disclosure should address the significant factors considered by your company in determining the fair value of your common stock at the various grant dates.

21.   Further, please tell us how your valuations considered the likelihood of achieving a liquidity event, such as an initial public offering or a sale of your company.

22.   Please update your disclosure, when you have an estimated initial public offering price range, to discuss each of the significant factors that contribute to the difference, if any, between the fair value of your common stock as of March 28, 2012 and the expected midpoint of the price range of your offering.

23.   Please note that we are deferring any final evaluation of stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Overview, page 76

24.   We note the disclosure on page 76 regarding your Adjusted EBITDA since 2004. We further note that the reconciliations on page 10 only include 2009, 2010 and 2011. Please provide all of the disclosures required by Item 10(e) of Regulation S-K.

Products, page 83

25.   Please provide us with your basis for determining that certain of your products are "first-in-class" as disclosed on page 83.

Intellectual Property, page 92

26.   Please disclose the duration of your patents.

27.   We note your disclosure that you rely upon licensing opportunities. Please file any material licensing agreements as exhibits, and disclose the material terms of these arrangements.

Legal Proceedings, page 100

28.   Please tell us whether you believe that the pending merger involving Synthes could impact the direction or outcome of the disclosed litigation.

Executive Officers, Significant Employees and Directors, page 102

29.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Regulation S-K Item 401(e)(1).

Director Compensation, page 108

30.   Please provide the director compensation table and disclosure required by Regulation S-K Item 402.

Certain Relationships, page 129

31.   Please revise to disclose the individual transactions with each related party, including the amount of Series E Preferred stock purchased by each investor.

32.   We note your reference in this section to financing with institutional investors "including" Clarus and Goldman, and agreements with "certain" of your stockholders. Please revise this section to identify each of the related parties with whom you have agreements. Also, identify the third-party supplier discussed on page 130. Refer to Regulation S-K Item 404(a)(1). File your agreements with this supplier as exhibits.

Principal and Selling Stockholders, page 138

33.   Please identify the natural person or persons who have voting or investment control over the shares attributed to Clarus, and the shares attributed to the selling stockholders when you have identified the selling stockholders.

Underwriting, page 146

34.   Revise to state separately the offering expenses that will be borne by the company and the selling stockholders.

Financial Statements, page F-1

35.   Please consider on an ongoing basis the updating requirements of Rule 3-12 of Regulation S-X.

Note 11. Equity

(a) Common Stock, page F-20

36.   Please disclose the method and significant assumptions used to value the put right. Refer to ASC 825-10-50-10.

(b) Series E Preferred Stock, page F-21

37.   We note the disclosure on page 54 regarding possible changes in the conversion rate of the Series E preferred stock. Please explain, in summary form, the pertinent rights and privileges of your Series E preferred stock as required by ASC 505-10-50-3. Include a summary of the changes to the conversion rate.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

38.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your amendments.

Item 15. Recent Sales of Unregistered Securities, page II-3

39.   Please revise to disclose the dates of sale and the amounts of securities sold and the purchasers of the securities. Refer to Regulation S-K Item 701(a) and (b).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551 3618 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Stephen T. Burdumy
     Drinker Biddle & Reath LLP